EXHIBIT 99.1

RADA ANNOUNCES CLOSING OF PUBLIC OFFERING OF ITS ORDINARY SHARES

Netanya, Israel, August 5, 2015 RADA Electronic Industries (NASDAQ: RADA) (the “Company”) today announced the closing of a previously announced underwritten public offering of 6,910,569 ordinary shares, offered at a price to the public of $1.23 per share. The gross proceeds to the Company were $8,500,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

Chardan Capital Markets, LLC acted as the sole underwriter for this transaction.

A registration statement on Form F-1 relating to the shares was filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective on July 30, 2015.  A prospectus relating to the offering has been filed with the SEC and is available on the SEC’s web site at http://www.sec.gov.  Copies of the prospectus relating to the offering may be obtained from the offices of Chardan Capital Markets, Attention: Scott Blakeman at 17 State St., Suite 1600, New York, NY 10004, phone: (646) 465-9025, fax: (646) 465-9091, or from the above-mentioned SEC web site.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of tactical land radars for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact:
Shiri Lazarovich- C.F.O.
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com